FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                           For the month of April 2010

                        Commission File Number 2 - 68279

                               RICOH COMPANY, LTD.
                 -----------------------------------------------
                 (Translation of Registrant's name into English)

               13-1, Ginza 8-Chome, Chuo-ku, Tokyo 104-8222, Japan
               ---------------------------------------------------
                    (Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

      Form 20-F    X      Form 40-F    __

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __ )

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __ )

(Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

      Yes    __      No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__ )


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                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            Ricoh Company, Ltd.
                                            ------------------------------
                                            (Registrant)

                                            By:  /S/  Zenji Miura
                                            ------------------------------
                                            Zenji Miura
                                            Director, Chief Financial Officer
                                            Corporate Executive Vice President



April 26, 2010


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

                                                                  April 26, 2010

                                             Company:        RICOH COMPANY, LTD.

                                             Representative: Shiro Kondo
                                                             President and CEO

                                             Contact:        Minoru Saitoh
                                                             General Manager of
                                                             PR Department
                                                             +81-3-6278-5228

               NOTICE: REORGANIZATION OF DOMESTIC SALES COMPANIES

     Ricoh Company, Ltd. ("Ricoh") hereby announces that its Board of Directors decided today at its meeting to reorganize the domestic sales structure.

     Under the reorganization, the Marketing Group (excluding certain operations) of Ricoh will be succeeded by Ricoh Sales Co., Ltd. ("Ricoh Sales"), a wholly owned subsidiary of Ricoh, by means of an absorption-type split. Meanwhile, Ricoh Hokkaido Co., Ltd. ("Ricoh Hokkaido"), Ricoh Tohoku Co., Ltd. ("Ricoh Tohoku"), Ricoh Chubu Co., Ltd. ("Ricoh Chubu"), Ricoh Kansai Co., Ltd. ("Ricoh Kansai"), Ricoh Chugoku Co., Ltd. ("Ricoh Chugoku"), and Ricoh Kyushu Co., Ltd. ("Ricoh Kyushu"), all of which are wholly owned subsidiaries of Ricoh, will be merged into Ricoh Sales, which will be the surviving company.

     As the absorption-type split to be carried out by Ricoh is a simplified reorganization with the wholly-owned consolidated subsidiary, Ricoh omits certain disclosure items pursuant to the relevant disclosure rules of stock exchanges.

I. PURPOSE OF THE REORGANIZATION

Ricoh seeks to improve its ability to provide solutions by using the collective strengths of the Ricoh Group companies, and to improve management efficiency by building a sales structure that will enable the Ricoh Group companies to make prompt decisions in response to the diversifying needs of its customers.

II. SUMMARY OF THE REORGANIZATION

1)   COMPANY SPLIT OF RICOH

1.   Summary of the absorption-type split

(1)  Schedule for the company split

     April 26, 2010      Resolution of Board of Directors for the company split
     April 26, 2010      Execution of the Company Split Agreement
     July 1, 2010        Scheduled date of the company split (effective date)

    (Note) Since the company split meets the requirements specified in Article 784, Paragraph 3 of the Companies Act, the Company Split Agreement does not require the approval by the resolution of a meeting of Ricoh's shareholders.

(2)  Company split method

     (i)  Company split method

          Absorption-type split, with Ricoh as the splitting company and Ricoh Sales as the succeeding company.

     (ii) Reason for the adoption of the absorption-type split

          Ricoh has adopted the absorption-type split to allow for a prompt reorganization of a Group that involves wholly-owned subsidiaries, and for the convenience in legal proceedings.

(3)  Allocation of the shares related to the company split

     Ricoh Sales will issue 263,491 common shares and will deliver them to Ricoh for the company split.

(4) Treatment of the stock acquisition rights and the bonds with stock acquisition rights of the splitting company

     The splitting company has not issued any stock acquisition rights. The treatment of bonds with stock acquisition rights will not change.

(5)  Capital to decrease through the company split

     The capital of Ricoh will not decrease through the absorption-type split.

(6)  Rights and obligations to be succeeded by the succeeding company

     Ricoh Sales, the succeeding company, will succeed to the assets, liabilities, contractual status, and other rights and obligations belonging to the businesses associated with the company split (businesses described in II 1) 3. (1)), unless otherwise specified in the absorption-type split agreement, from Ricoh on the effective date of the company split.

(7)  Prospect of the performance of obligations

     Both Ricoh and Ricoh Sales are expected to have sufficient net assets after the company split. We believe that there are no issues of uncertainty with respect to the performance of the obligations.

2.   Overview of the parties

                                                                                              (as of September 30, 2009)
   (1)Corporate name                          Ricoh Co., Ltd.                            Ricoh Sales Co., Ltd.
                                           (Splitting company)                      (Succeeding company) (Note 1)

   (2)Business content          The development, production, and marketing of      Office equipment marketing
                                office equipment, optical instruments, and
                                other devices, and related services

   (3)Date of incorporation                    February 6, 1936                                 May 2, 1959

   (4)Address of head office            1-3-6 Nakamagome, Ota-ku, Tokyo                7-16-12 Ginza, Chuo-ku, Tokyo

   (5)Title and name of the                    President and CEO                             President and CEO
      representative                              Shiro Kondo                                 Kunio Taniguchi

   (6)Capital stock                           135,364 million yen                             622 million yen

   (7)Number of shares issued                     744,912,078                                    1,151,545

   (8)Net assets                     1,005,438 million yen (consolidated)          10,810 million yen (non-consolidated)

   (9)Total assets                   2,376,976 million yen (consolidated)          74,435 million yen (non-consolidated)

   (10)Fiscal year end                             March 31                                      March 31

   (11)Major shareholders and   The  Master Trust Bank of Japan, Ltd.(trust        Ricoh Co., Ltd.            100.00%
       shareholding ratio       account)                                 8.59%

                                Japan Trustee Service Bank, Ltd. (trust account)
                                                                         7.22%
                                Nippon Life Insurance Company            5.07%
                                The Bank of Tokyo-Mitsubishi UFJ, Ltd.   4.95%
                                Japan Trustee Service Bank, Ltd. (trust
                                account 9)                               2.60%

(Note 1) The corporate name will change on July 1, 2010.

3.   Overview of the operating division to be split

(1)  Businesses of the division to be split

     Businesses of the Marketing Group of Ricoh (excluding marketing to government offices, marketing to postal services, the sourcing and provision of system products and paper, and business related to branches of the Marketing Group)

(2) Operating results of the division to be split in the fiscal year ended March 2010

                                  Results of division
     Sales (million yen)                33,421

(3)  Assets and liabilities to be split (as of March 31, 2010)

                          Assets                                          Liabilities
     ----------------------------------------------    -----------------------------------------------
     Items                               Book value    Items                                Book value
     ----------------------------        ----------    ---------------------------------    ----------
     Current assets (million yen)             -        Current liabilities (million yen)        2
     Fixed assets (million yen)             2,764      Fixed liabilities (million yen)          -
     Total (million yen)                    2,764      Total (million yen)                      2

     (Note) The amounts above may change up until the effective date.

(4)  Profile of Ricoh after the company split

     The corporate name, business content, head office address, representative, capital stock, and fiscal year end of Ricoh will not change after the company split.

(5)  Effect on results

     The company split will not affect the consolidated results. The effect on non-consolidated results is expected to be minor.

2) MERGER OF THE SUBSIDIARIES (RICOH SALES, RICOH HOKKAIDO, RICOH TOHOKU, RICOH CHUBU, RICOH KANSAI, RICOH CHUGOKU, RICOH KYUSYU)

1.   Summary of the merger

(1)  Schedule for the merger

     April 21 to April 26, 2010   Resolution of Board of Directors for the
                                  merger
     April 21 to April 26, 2010   Execution of the merger agreements
     May 27 to June 1, 2010       Scheduled date of shareholders meetings to
                                  approve the merger
     July 1, 2010                 Scheduled date of the merger (effective date)

(2)  Merger method

     Ricoh Hokkaido, Ricoh Tohoku, Ricoh Chubu, Ricoh Kansai, Ricoh Chugoku, and Ricoh Kyushu will be merged into Ricoh Sales, the surviving company.

(3)  Allocation of the shares related to the merger

     Ricoh Sales will deliver shares to Ricoh, the sole shareholder of the subsidiaries that will cease to exist, for the merger.

2.   Overview of the parties

                                           (as of September 30, 2009)

   (1)Corporate name                     Ricoh Sales Co., Ltd.
                                      (Surviving company) (Note 1)
   (2)Business content                 Office equipment marketing
   (3)Date of incorporation                   May 2, 1959
   (4)Address of head office         7-16-12 Ginza, Chuo-ku, Tokyo
   (5)Title and name of the                President and CEO
     representative                         Kunio Taniguchi
   (6)Capital stock                         622 million yen
   (7)Number of shares issued                  1,151,545
   (8)Net assets                           10,810 million yen
   (9)Total assets                         74,435 million yen
   (10)Fiscal year end                          March 31
   (11)Major shareholders and           Ricoh Co., Ltd. 100.00%
      shareholding ratio

   (1)Corporate name              Ricoh Hokkaido Co., Ltd.        Ricoh Tohoku Co., Ltd.         Ricoh Chubu Co., Ltd.
                                 (Company that will cease to    (Company that will cease to   (Company that will cease to
                                          exist)                           exist)                         exist)
   (2)Business content           Office equipment marketing     Office equipment marketing     Office equipment marketing
   (3)Date of incorporation            April 24, 1970                November 4, 1968                 June 1, 1964
   (4)Address of head office     12 Kita 7-jo Nichi 4-chome,   1-5-3 Itsutsubashi, Aoba-ku,      1-30 Chigonomiyatori,
                                  Kita-ku,Sapporo, Hokkaido           Sendai, Miyagi             Kita-ku, Nagoya, Aichi
   (5)Title and name of the               President                  President and CEO             President and CEO
      representative                 Tomohiro Sakanushi                Kenichi Sato                  Akira Arakawa
   (6)Capital stock                    95 million yen                 200 million yen               400 million yen
   (7)Number of shares issued              95,000                         400,000                       800,000
   (8)Net assets                       583 million yen               2,472 million yen             2,378 million yen
   (9)Total assets                    6,172 million yen             10,910 million yen             16,845 million yen
   (10)Fiscal year end                    March 31                       March 31                       March 31
   (11)Major shareholders and     Ricoh Co., Ltd.  100.00%         Ricoh Co., Ltd.  100.00%       Ricoh Co., Ltd.  100.00%
      shareholding ratio

   (1)Corporate name               Ricoh Kansai Co., Ltd.         Ricoh Chugoku Co., Ltd.        Ricoh Kyushu Co., Ltd.
                                 (Company that will cease to    (Company that will cease to   (Company that will cease to
                                           exist)                         exist)                         exist)
   (2)Business content           Office equipment marketing     Office equipment marketing     Office equipment marketing
   (3)Date of incorporation           January 13, 1967                 May 23, 1967                February 13, 1968
   (4)Address of head office     4-11-6 Tanimachi, Chuo-ku,      5-7 Hacchobori, Naka-ku,     2-38-29 Ishimaru, Nishi-ku,
                                      Osaka City, Osaka          Hiroshima City, Hiroshima       Fukuoka City, Fukuoka
   (5)Title and name of the           President and CEO              President and CEO             President and CEO
      representative                    Kunihiko Sato                 Yasunao Ienaga               Toshiaki Akahoshi
   (6)Capital stock                    700 million yen                200 million yen               300 million yen
   (7)Number of shares issued             1,400,000                       400,000                       600,000
   (8)Net assets                      6,742 million yen              1,017 million yen             4,230 million yen
   (9)Total assets                   34,366 million yen              7,772 million yen             16,290 million yen
   (10)Fiscal year end                    March 31                       March 31                       March 31
   (11)Major shareholders and     Ricoh Co., Ltd.    100.00%      Ricoh Co., Ltd.   100.00%       Ricoh Co., Ltd.    100.00%
      shareholding ratio

(Note 1) The corporate name will change on July 1, 2010.

III. PROFILE OF THE SUBSIDIARY AFTER THE REORGANIZATION

The corporate name of Ricoh Sales will change to RICOH JAPAN Corporation on the effective date. A profile of the subsidiary after the reorganization is as follows:

   (1)Corporate name                   RICOH JAPAN Corporation
   (2)Business content                 Office equipment marketing
   (3)Address of head office           Chuo-ku, Tokyo
   (4)Title and name of the            To be determined
      representative
   (5)Capital stock                    2,517 million yen
   (6)Fiscal year end                  March 31

IV. OUTLOOK

The reorganization being among Ricoh and the wholly-owned consolidated subsidiaries of Ricoh, its expected effect on the consolidated results of Ricoh is minor. Through the reorganization, the Ricoh Group aims to improve the management efficiency of the entire Group, build a system to increase earnings, and maximize the corporate value of the Group over the medium term.